MURAIWALD BIONDO MORENO & BROCHlN
professional association
attorneys at law

October 12,2006

VIA E-MAIL

Ms. Debra Towsley
Mr. Raymond Talarico
Medirect Latino, Inc.

2101 West Atlantic Boulevard
Suite 101
Pompano Beach, Florida 33069

Re: Medirect Latino, Inc.

Dear Ms. Towsley arid Mr. Talarico:

I am writing to you as counsel to and on behalf of Dr. Julio Pita and Messrs. Tomas Erban and Thomas Johansen (the "Outside Directors").

On September 11,2006, at a meeting of all of the Company's directors, the Outside Directors informed all directors of the allegations of Melissa Rice, former in-house to the Company, concerning, among other things, omissions or incorrect information in public filings or releases. The Outside Directors reported that they had met with the law firm of Akerman Senterfitt and with me and recommended that Akerman Senterfitt be appointed to conduct an internal investigation into Ms. Rice's allegations. You and Mr. Hansen requested that time to allow the three of you to consult counsel to the Company and the Board agreed to meet again on September 15,2006.

At the September 15,2006 meeting, because of cost considerations, you suggested that in lieu of engaging Akerman Senterfitt, the Outside Directors, together with Mr. Hansen, and with the assistance of newly hired Attorney Roxanne Beilly, a securities law specialist, conduct the investigation into Ms. Rice's allegations. This Committee of the Outside Directors and Mr. Hansen first met on September 18, 2006 and decided as an initial step to interview Melissa Rice. You subsequently objected to such an interview, on the grounds that the Board had instructed the Committee to pose written questions to Melissa Rice in lieu of an interview. On September 22, 2006, the Board met again and it was decided that the Committee would choose the manner in which it would conduct its investigation.

    The Committee then met on September 25,2006 and received the report of the work so far done by Ms. Beilly. Ms. Beilly reported that certain information regarding Mr. Talarico's business background was not included in the Form 10 filed with the SEC and that in her opinion such information needed to be included. Ms. Beilly also reported on a number of other matters and reported that she had not received from the Company any of the documents she had requested to conduct due diligence in connection with the preparation of Form 1 OK. The Committee was aware that Melissa Rice had refused to discuss her e-mail with the Committee Members or counsel unless she was given assurances that nothing that she would discuss in such a meeting would in any manner be used in litigation against her. Ms. Beilly reported that counsel to the Company, April Halle, did not recommend that such assurances be provided to Melissa Rice and, therefore, the Committee had been unable to interview Melissa Rice. The Committee then requested the following: an affidavit from Bill Moses, the Company's controller, confirming his verbal report to the Board that at no time had Mr. Talarico asked or instructed him to change any numbers to make them look more favorable; a letter from corporate counsel, April Halle, advising the Board that the Company should not accede to Ms. Rice's request as a condition to being interviewed; and a conference call with the Company's auditors.

On September 27, 2006, a conference call was held among the Committee members, Ms. Beilly, Joe Berkovitz and the undersigned. The decisions made at that meeting are reflected in the enclosed minutes. None of the actions reflected in those minutes have been implemented. The Committee was advised that you would not authorize Bill Moses to furnish such an affidavit or allow Mr. Berkovitz at this time to undertake the work requested by the Committee.

Notwithstanding that the Committee has been prevented from conducting the investigation which it had set out to do, the Outside Directors felt a measure of comfort with the engagement of Roxanne Beilly to review and finalize Form 1 OK. Roxanne Beilly repeatedly assured the Committee that she would be conducting due diligence in that regard. Last week the Outside Directors were informed that the Company could no longer afford to pay fees to Ms. Beilly and therefore she would no longer work on Form 10K.

The allegations made by Ms. Rice as to the publication of misleading financial information may prove to be totally false as you have assured the Outside Directors. However, these allegations have been made by an attorney who worked at the Company for several months and, therefore, the Outside Directors believe it to be their obligation to conduct an investigation and verify the falsehood of such allegations. Unless the Outside Directors are immediately provided by the Company with the necessary financial resources and with your cooperation as management, the Outside Directors will have no alternative but to resign immediately. The Company will be required to file Form 8K disclosing such resignations. Furthermore, the Outside Directors will not sign or authorize the Company to file Form 1 OK unless its preparation and submission have been approved by competent counsel.

Please advise me no later than the close of business on Friday, October 13,2006 whether the Company will make available to the Committee the financial resources to conduct its investigation and whether the Committee will have Management's complete cooperation in this endeavor.

Sincerely,

Rene V. Murai
cc:
Julio Pita, MD
Tomas Erban
Thomas Johansen
Charles Hansen